November 8, 2024

Yau Ting Tai
Chief Financial Officer
Magic Empire Global Ltd
3/F, 8 Wyndham Street
Central, Hong Kong

       Re: Magic Empire Global Ltd
           Form 20-F for Fiscal Year Ended December 31, 2023
           Response dated October 31, 2024
           File No. 001-41467
Dear Yau Ting Tai:

        We have reviewed your October 31, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
17, 2024 letter.

Form 20-F for Fiscal Year Ended December 31, 2023
General

1.     Regarding the Company   s response to the staff   s previous comment 1,
we have the
       following comments:
           Please provide a detailed legal analysis of whether the receivable relating to
           Company A should be treated as an investment security for purposes of Section
           3(a) of the Investment Company Act of 1940. In doing so, please specifically address whether the receivable would be treated as a note or investment contract and please also ensure that your response addresses whether and how such receivable is documented and the specific financial terms of such arrangement.
           We note from your response that the Company believes that time deposits placed with banks with original maturities of less than three months are cash items in the context of the analysis under Section 3(a)(1)(A) of the 1940 Act. November 8, 2024
Page 2

            o Please update your legal analysis that such time deposits should be treated as cash items for purposes of Section 3(a)(1)(C) in light of (i) the 1982
                amendments to the definition of    security    ( see, e.g.,
Public Law 97-303, 96
                Stat. 1409 (October 13, 1982) and associated Senate report) and
(ii)
                Revisions to Rules Regulating Money Market Funds, SEC Release Nos. 33-
                6882 and IC-18005 (February 20, 1991) ( see, e.g., section II.B.1.c and fn.
                28).
            o Please explain in detail whether, and to what extent, the Company and its subsidiaries have or had any investment intent with respect to the time deposits (addressing, in appropriate detail, the factors referenced in fn. 4 and
                29 of Certain Prima Facie Investment Companies, SEC Release No. IC-
                10937 (Nov. 13, 1979) (   3a-1 Release   )). In this regard, we
note that the
                Rule 3a-1 Release states that    [c]ertificates of deposits and
time deposits
                typically would not be considered cash items absent convincing evidence of
                no investment intent.    In your response, please address the
Company   s basis
                for investing in time deposits given the    insignificant bank
charges
                associated with termination of such investments as compared to other cash management alternatives that are not subject to such charges.
            o Your response failed to recalculate all calculations under Nature of Present
                Assets    and    Sources of Income    and under Section
3(a)(1)(C) in response to
                our prior comment under the assumption that time deposits are not cash items. Accordingly, we reissue that portion of our comment in its entirety.

        Please contact Jennifer O'Brien at 202-551-3721 or Kimberly Calder at 202-551-3701
if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation